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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                     Phoenix Resources Technologies, Inc.
                               (Name of Issuer)

                        Common Stock, $0.001 par value
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                        (Title of Class of Securities)

                Ellen Luthy, c/o Cyclone Financing Group, Inc.,

          2nd Floor, 827 West Pender Street, Vancouver, B.C. V6C 3G8

                                (604) 646-5546

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   71913203
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                                (CUSIP Number)

                               October 29, 1999
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            (Date of Event which Requires Filing of this Statement)


CUSIP No.  71913203
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                                 SCHEDULE 13D
CUSIP NO.
         -----------------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Wealthy Investor Network Inc. (Benjamin Traub sole owner)
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         British Columbia, Canada
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                          SOLE VOTING POWER
                     7
     NUMBER OF            7,290,000/1/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,290,000/1/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,290,000

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.6%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
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Item 1.  Security and Issuer

/1/ The shares of Phoenix Resources Technologies, Inc. ("PRTI") common stock covered by this report were purchased by the Reporting Person pursuant to the Stock Acquisition Agreement dated October 29, 1999 ("Stock Acquisition Agreement"),and described in Item 4 of this Report. Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of PRTI which were purchased by the other buyers as set forth in the Stock Acquisition Agreement (a total of 1,710,000 shares). The 1,710,000 shares represented 18.4% of the total outstanding shares of common stock of PRTI as of October 29, 1999.
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     This statement relates to the Common Stock, $0.01 par value per share (the
     "Common Stock") of Phoenix Resources Technologies, Inc. whose principal executive offices are located at 15945 Quality Trail North, Scandia, MN 55073.

Item 2.   Identity and Background

The Reporting Person is:

     (a)  Wealthy Investor Network Inc. (100% owned by Benjamin Traub)

     (b)  240 - 11948 207th Street, Maple Ridge, B.C. V2X 1X7

     (c)  Company for Benjamin Traub investments

     (d) The Reporting Person, during the last five years, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     (f)  Canadian

Item 3.   Source and Amount of Funds or Other Consideration

          Benjamin Traub, 100% owner of Wealthy Investor Network Inc.
          ("WIN") purchased as agent for principals and for WIN 9,000,000 common shares of PRTI for $300,000.00 cash. All funds were provided by Benjamin Traub; 7,290,000 common shares were registered in the name of WIN; the balance of 1,710,000 common shares were acquired by various other companies and individuals. Mr. Traub negotiated, funded and performed the required actions of the buyers with respect to the purchase of the PRTI common stock.

Item 4.   Purpose of Transaction

          WIN purchased the PRTI Common Stock on October 29, 1999 (acquiring 78.6% of the outstanding shares of PRTI) for the purpose of PRTI locating a suitable investment and obtaining related acquisition financing.

     (a)  Not applicable

     (b)  Not applicable

     (c)  Not applicable

     (d) Pursuant to the Stock Acquisition Agreement, the PRTI board of directors resigned on October 30th and Mr. Benjamin Traub (100% owner of WIN) was appointed President and director; and Robert Seitz and Judee Fayle were appointed new directors and Vice-President and Secretary-Treasurer, respectively.

     (e)  On October 29, 1999, 9,000,000 post reverse split restricted shares of
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          common stock were issued pursuant to the terms of the Stock
          Acquisition Agreement.

     (f)  Not applicable

     (g)  Not applicable

     (h)  Not applicable

     (i)  Not applicable

     (j)  Not applicable

Item 5.   Interest in Securities of the Issuer

     (a) The number of shares of PRTI Common Stock purchased by the Reporting Person pursuant to the Stock Acquisition Agreement was 7,290,000 which constituted 78.6% of the PRTI Common Stock based on the PRTI shares issued and outstanding on October 29, 1999. The Reporting Person has the sole right to vote or to dispose of the shares of PRTI Common Stock acquired pursuant to the Stock Acquisition Agreement.

     (b)  See (a) above

     (c) Other than set forth in this Item 5, to the best of Reporting Person's knowledge as of June 12, the Reporting Person has transferred 300,000 shares on April 11, 2000 for no monetary consideration (closing price of $13.063 on such date) and transferred 10,000 shares for no monetary consideration (closing price of $13.00 on such date).

     (d) Benjamin Traub, the sole owner of the Reporting Person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the PRTI Common Stock owned by Reporting Person.

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Pursuant to the terms of the Stock Acquisition Agreement (Item 2.01) A $15,000 finder fee was paid to Conrad Lysiak.

Item 7.   Material to Be Filed as Exhibits

          (a) Stock Acquisition Agreement dated October 29, 1999 between Ben Traub, as agent for certain principals, and Phoenix Resources Technologies, Inc.
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                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:          June 14, 2000


Signature:

               For Wealthy Investor Network, Inc.

               By: /s/ Benjamin E. Traub
                   ---------------------------

               Benjamin E. Traub, President